May 2, 2011
VIA ELECTRONIC TRANSMITTAL
Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Henry Schein, Inc. Form 10-K for the Fiscal Year Ended December 25, 2010 Filed February 22, 2011 File No. 000-27078
Dear Mr. Reynolds:
In response to your letter dated April 5, 2011 regarding your review of the above referenced filing, the following represents our responses corresponding to the numbered comments in your letter.
Consolidated Financial Statements
Management Discussion & Analysis, page 37
1.	We note that you do not provide a discussion of cost of sales for each segment. Please add or expand your gross profit discussion to quantify and discuss the significant drivers of cost of sales. One of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please provide us with the text of your proposed disclosure to be included in future filings based on your MD&A as of December 31, 2010.

We will comply with the above request in our future filings beginning with our Form 10-Q filing for the quarter ended March 26, 2011. Please see Exhibit A to this letter containing the text of our proposed disclosure of gross profit to be included in future filings based on our Management Discussion and Analysis for the year ended December 25, 2010.
Notes to the Consolidated Financial Statements
Note 9 — Business Acquisitions, Discontinued Operations, Divestitures and Other Transactions Acquisitions, page 79
2.	We note that you acquired a majority interest in Butler Animal Health Holding Company, LLC (BAHS) for $351.1 million effective December 31, 2009. We note that you contributed some assets, assumed debt and paid some cash to complete this acquisition. Please clarify the various components of the total consideration and which amounts were cash and non-cash and whether it was recorded at fair value. Please discuss if there was any contingent consideration. Please provide us with the text of your proposed disclosure to be included in future filings.

We contributed $86.0 million of net assets (which did not include any cash), we incurred $127.0 million incremental debt used primarily to finance Butler Holding stock redemptions, and we paid $41.9 million in cash. Beginning with our Form 10-Q filing for the quarter ended March 26, 2011, we propose to include the following disclosure within our footnote on Business Acquisitions.

Total consideration for the acquisition of BAHS, including $96.1 million of value for noncontrolling interests, was $351.1 million, summarized as follows:

Net cash consideration paid by Henry Schein, Inc.	$41,990
Net book value of the United States animal health operations’ assets and liabilities contributed	86,048
Fair value of noncontrolling interest in BAHS	96,110
Incremental debt incurred	127,000

Total consideration	$351,148

Please note that there was no contingent consideration for our acquisition of the majority interest in BAHS.

Please see Exhibit B to this letter containing the full text of our proposed disclosure of the BAHS acquisition to be included in future filings. (Note that Exhibit B also includes proposed text addressing item 4 below.)
3.	We note your disclosure on page 46 that BAHS incurred approximately $320.0 million of debt (of which $37.5 million was provided by Henry Schein, Inc.) in connection with the acquisition of a majority interest in BAHS. Please reconcile this debt to the $200 million bank indebtedness in the allocation of the consideration for the acquisition on page 79.

We provide the following (amounts in millions):

Existing bank indebtedness of BAHS at the acquisition date	$200
Incremental debt incurred	127
Other	(7)

Resulting debt at closing of acquisition	$320

4.	You state total consideration for the acquisition of BAHS included $96.1 million of value for noncontrolling interests. Please revise to disclose how this amount was computed and if it represents the fair value of the noncontrolling interest in the acquiree at the acquisition date and the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest as required by FASB 805-20-50-1(e). Please provide us with the text of your proposed disclosure to be included in future filings.

We will include the following disclosure within our footnote on Business Acquisitions beginning with our Form 10-Q filing for the quarter ended March 26, 2011.

“We estimated the $96.1 million fair value of noncontrolling interest in BAHS as of the acquisition date by applying an income approach as our valuation technique. Our income approach followed a discounted cash flow method, which applied our best estimates of future cash flows and an estimated terminal value discounted to present value at a rate of return taking into account the relative risk of the cash flows. To confirm the reasonableness of the value derived from the income approach, we also analyzed the values of comparable companies which are publicly traded.”

Please see Exhibit B to this letter containing the full text of our proposed disclosure of the BAHS acquisition to be included in future filings. (Note that Exhibit B also includes proposed disclosures related to item 2 above.)
Note 15 — Segment and Geographic Data, page 92
5.	We note that you have aggregated four operating segments in your healthcare distribution reporting segment which represent 97% of your total revenues. Given the wide range of products categories being aggregated in this reportable segment (consumable products, small equipment, laboratory products, large equipment, equipment repair services, branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection control products and vitamins for dental, medical and animal health), please help us understand how you have met the aggregation criteria in ASC 280-10-50-11. Please provide us with your analysis of the economic characteristics and trends for each of the last three fiscal years. Please include detailed explanations for any apparent differences in economic characteristics and trends. Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary.

We have concluded that our dental, medical, animal health and international operating segments exhibit similar long-term financial performance and have similar economic characteristics. We have also concluded that our operating segments have similar operating characteristics in all of the areas required by ASC 280-10-50-11 that are applicable to our business. We provide below the basis for our conclusions.

Economic characteristics

With respect to your request that we provide our analysis of the economic characteristics and trends of our healthcare distribution reportable segment for each of the last three years, we refer you to Exhibit C, which summarizes the net sales, operating income, and operating income as a percentage of net sales (“operating margin”) for the fiscal years ended 2010, 2009, and 2008.

We are supplementally providing Exhibit C to you pursuant to the procedures set forth in 17 C.F.R. § 200.83 and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Exhibit C, and the information contained therein, are nonpublic and confidential and remain the property of Henry Schein, Inc. We hereby request that Exhibit C, and all copies thereof, be returned to the undersigned promptly following completion of your review thereof.

Although we have considered other financial measures, we have always judged operating margin to be the best indicator of economic characteristics when evaluating the aggregation criteria given our specific facts and circumstances. Internally our businesses are analyzed principally based on operating income because, as discussed in our financial statements, costs related to purchasing, receiving, inspections, warehousing, internal inventory transfers and other costs of our distribution network are included in selling, general and administrative expenses along with other operating costs. Operating income also serves as a primary component in determining the business segments leaders’ incentive bonus compensation. Additionally, when we evaluate acquisition targets, we focus on the target’s operating income, operating margin and return on investment.

As indicated in Exhibit C, operating income margins are relatively consistent across our operating segments. The dental operating segment is able to achieve higher operating margins due primarily to its relative product and customer mix. Although we offer a wide range of common products across the dental, medical, and animal health operating segments, the mix of those products varies. For example, the contribution of pharmaceutical products to revenues is greater in the medical and animal health businesses than in dental. These sales generally result in lower operating margins. Conversely, the dental business gets a more significant portion of its sales from private label products as compared to our medical and animal health businesses. Sales of our private label products often achieve operating margins that exceed our overall average operating margin. Additionally, differences in customer mix contribute to the variances in the respective operating margins. For example, the dental business has relatively fewer large-group customers than the medical and animal health operating segments. Large-group customers tend to have greater purchasing power resulting in lower operating margins.

Regarding the trends in operating margin as illustrated in Exhibit C, we expect medical operating margins to continue to improve due to ongoing initiatives that we expect will improve pricing while leveraging costs. We also expect animal health operating margins to stabilize and improve in future years as our integration of BAHS is complete and we introduce pricing and cost-containment strategies similar to those applied over the years in our dental business. Conversely, the dental operating segment, as indicated by its relatively flat operating margin in recent years, will likely not have as significant growth in its operating margins in the coming years.

We also believe our operating segments have similar growth rates and react to changes in similar ways. From a macroeconomic perspective, we estimate that prior to the recent recession, the dental, medical, animal health and international markets grew at a 4% to 6% annual rate. During the recession, we believe market growth rates have been flat to negative low-single digits annually in each of our operating segments. In addition, from a Company perspective, we have not experienced any significant volatility in one operating segment versus the others in recent years. As indicated in the net sales and operating margin figures in Exhibit C, there has not been a substantial variance in year-over-year performance that was specific to a particular operating segment. (Note the significant increase in animal health sales in 2010 was due to the acquisition of BAHS. The decrease in operating margin in 2010 in our animal health operating segment was primarily due to the integration costs incurred following the acquisition.) This period covers the recent recession as well as the more recent beginning of the economic recovery. As disclosed in our release of 2010 earnings, on a constant currency basis, our internal growth (i.e., rate of growth excluding acquisitions) in net sales in each of our operating segments is similar. Such growth in 2010 for our dental, medical, animal health, and international operating segments was 2.2%, 2.3%, 0.6%, and 4.0%, respectively.

Operating characteristics

Our response below focuses on the operating similarities of our dental, medical and animal health activities in North America. The characteristics of these activities are substantially the same in our international operations. Accordingly, the support for aggregating our North American operations provided herein applies to our international operating segment as well. With specific reference to the requirements of ASC 280-10-50-11, please note the following:
(a) The nature of the products and services
Although we do sell a broad range of products, as described on page 92 of our Form 10-K, substantially all the products may be categorized as healthcare products. The intent of listing these products is to inform investors of our wide range of products and our ability to serve as the principal (“one-stop”) supplier to customers in the healthcare field. Numerous product groups are offered to customers across all of our operating segments, including hand instruments, infection control products, surgical products, gloves, wound closure products, pharmaceutical products and equipment. Given the large number and wide range of common product offerings, we do not manage our business by product and service categories. Product-related functions, such as procurement and warehousing, are managed centrally. We also have a centralized group that focuses on marketing our dental, medical and animal health private label products.
(b) The nature of the production processes
This is not applicable to us due to our immaterial level of production activity. In 2010, revenues generated by our manufacturing business units were approximately 2.2% of our total consolidated revenues.

(c) The type or class of customer for their products and services
Across all of our operating segments, our customer base has several common characteristics. Substantially all of our customers are healthcare providers, including office-based practitioners, health clinics, and private and public institutions. Our customers tend to place relatively small orders (in 2010, our average order sizes were $425 for animal health customers, $562 for dental customers, and $628 for medical customers) with frequent orders being placed along with a requirement for quick delivery due to limited storage capacities at their practice locations. Although we have a sales force that is distinct to each operating segment, including sales specialists who focus on specific product categories, our sales approach, including field sales consultants, telesales representatives, catalogs, etc., is common to all our customers. Our customer service functions (delivery status and assistance, customer queries, etc.) are provided by a single group of people who support all of our operating segments.
(d) The methods used to distribute products or provide services
Substantially all products within our healthcare distribution reportable segment are distributed via third-party freight companies (i.e., United Parcel Service, etc.) from our warehouses. Within our warehouses, products are stored based on cube size, frequency of ordering, and any special handling requirements, such as refrigeration, and are not segregated by operating segment. As indicated in (c) above, order sizes are relatively small, thus small parcel delivery is the typical form of distribution.

Our dental and medical operating segments have a shared infrastructure for functions including, but not limited to warehousing, inventory control, transportation, information systems, human resources, regulatory, some financial operations (credit, payroll, invoice processing, etc.), treasury, legal, tax, and financial planning. Our animal health operating segment previously shared the same infrastructure as our dental and medical operating segments until our acquisition of a majority interest in BAHS on December 31, 2009, at which point the animal health infrastructure was integrated into BAHS. We are currently evaluating the possibility of re-integrating the animal health business into medical and dental as the process and infrastructure requirements remain similar. In Australia, we recently acquired an animal health business and we are evaluating possible synergies we may achieve related to warehousing, information systems, and other areas of operating infrastructure if we were to ultimately integrate it with our existing dental business in that country.
(e) The nature of the regulatory environment
Our dental, medical and animal health operating segments are all subject to a common regulatory environment. All of our operating segments sell pharmaceutical products, the distribution of which is subject to compliance with regulations set forth by the Drug Enforcement Agency and the Food and Drug Administration. Additionally, our operating segments must follow packaging and labeling requirements enforced by the Department of Transportation. Although not monitored by these specific regulatory agencies, our international operating segment is subject to similar regulatory environments in the markets in which we conduct business. Of note, our Corporate Regulatory Compliance Group monitors and supports all of the operating segments without having specialists assigned to any one operating segment.

To conclude, we believe the economic characteristics and operating characteristics of our dental, medical, animal heath, and international operating segments support the aggregation of such segments as one reportable segment. The similarities of the economic environments in which they operate combined with the common approach we utilize to manage our operations are consistent with the aggregation criteria in ASC 280-10-50-11. Given these similarities, users of our financial statements are able to understand the performance of our healthcare distribution segment, assess its prospects for future net cash flows and make informed judgments about our company as a whole.
Exhibits
6.	We note that you have omitted various schedules, exhibits, and/or various attachments from Exhibits 4.1, 4.2, 10.28, 10.29, 10.32, and 10.33. We also note that Exhibits 4.1, 4.2 and 10.28 have not been filed in executed form. Please confirm that you will file Exhibits 4.1, 4.2, 10.28, 10.29, 10.32, and 10.33 in their entirety and in executed form with your next periodic report.

We will file Exhibits 4.1, 4.2, 10.28, 10.29, 10.32 and 10.33 in their entirety and in executed form, except for such information for which we have made a confidential treatment request, with our Form 10-Q filing for the quarter ended March 26, 2011.
Finally, we acknowledge our understanding that:
•	Henry Schein, Inc. is responsible for the adequacy and accuracy of its disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Henry Schein, Inc. may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding this response, please contact me at (631) 843-5915.
Sincerely,

/s/ Steven Paladino
Steven Paladino
Executive Vice President
and Chief Financial Officer
Enclosure

EXHIBIT A
Gross Profit
     Gross profit and gross margins for 2010 and 2009 by segment and in total were as follows (in thousands):

		Gross		Gross	Increase
	2010	Margin %	2009	Margin %	$	%

Healthcare distribution	$2,033,860	27.8%	$1,792,516	28.2%	$241,344	13.5%
Technology	137,016	68.5	124,304	71.8	12,712	10.2

Total	$2,170,876	28.8	$1,916,820	29.3	$254,056	13.3

Gross profit increased $254.1 million, or 13.3%, for the year ended December 25, 2010 compared to the prior year period. As a result of different practices of categorizing costs associated with distribution networks throughout our industry, our gross margins may not necessarily be comparable to other distribution companies. Additionally, we realize substantially higher gross margin percentages in our technology segment than in our healthcare distribution segment. These higher gross margins result from being both the developer and seller of software products and services, as well as certain financial services. The software industry typically realizes higher gross margins to recover investments in research and development.
Within our healthcare distribution segment, gross profit margins may vary from one period to the next. Changes in the mix of products sold as well as changes in our customer mix have been the most significant drivers affecting our gross profit margin. For example, sales of pharmaceutical products are generally at lower gross profit margins than other products. Conversely, sales of our private label products achieve gross profit margins that are better than average. With respect to customer mix, sales to our large-group customers are typically completed at lower gross margins due to the higher volumes sold as opposed to the gross margin on sales to office-based practitioners who normally purchase lower volumes at higher frequencies.
Healthcare distribution gross profit increased $241.3 million, or 13.5%, for the year ended December 25, 2010 compared to the prior year period. Healthcare distribution gross profit margin decreased to 27.8% for the year ended December 25, 2010 from 28.2% for the comparable prior year period. The decrease in our gross profit margin is primarily due to the relative increase in sales of pharmaceutical products which occurred following our acquisition of Butler Animal Health Holding Company (BAHS).
Technology gross profit increased $12.7 million, or 10.2%, for the year ended December 25, 2010 compared to the prior year period. Technology gross profit margin decreased to 68.5% for the year ended December 25, 2010 from 71.8% for the comparable prior year period, primarily due to changes in the product sales mix. Specifically, revenues generated from network installations, which generally are completed at a lower than average gross margin, grew at a greater rate than electronic services (claims processing, statements generation, etc.), which typically generate higher than average gross margins.

EXHIBIT B
Note 9 — Business Acquisitions, Discontinued Operations, Divestitures and Other Transactions
Acquisitions
     The operating results of all acquisitions are reflected in our financial statements from their respective acquisition dates.
     Effective December 31, 2009, we acquired a majority interest in Butler Animal Health Holding Company, LLC (“Butler Holding”), the holding company of BAHS, a distributor of companion animal health supplies to veterinarians. BAHS further complements our domestic and international animal health operations and accordingly has been included in our Animal health operating segment, which is reported as part of Healthcare distribution. We contributed certain assets and liabilities with a net book value of approximately $86.0 million related to our United States animal health business to BAHS and paid approximately $42.0 million in cash to acquire 50.1% of the equity interests in Butler Holding indirectly through W.A. Butler Company, a holding company that is partially owned by Oak Hill Capital Partners (“OHCP”). As part of a recapitalization at closing, BAHS combined with our animal health business to form Butler Schein Animal Health (“BSAH”), while incurring approximately $127.0 million in incremental debt used primarily to finance Butler Holding stock redemptions. As a result, BSAH had incurred $320.0 million of debt at closing, $37.5 million of which was provided by Henry Schein, Inc. and is eliminated in the accompanying consolidated financial statements.
     Total consideration for the acquisition of BAHS, including $96.1 million of value for noncontrolling interests, was $351.1 million, summarized as follows:

Net cash consideration paid by Henry Schein, Inc.	$41,990
Net book value of the United States animal health operations’ assets and liabilities contributed	86,048
Fair value of noncontrolling interest in BAHS	96,110
Incremental debt incurred	127,000

Total consideration	$351,148

     We estimated the $96.1 million fair value of noncontrolling interest in BAHS as of the acquisition date by applying an income approach as our valuation technique. Our income approach followed a discounted cash flow method, which applied our best estimates of future cash flows and an estimated terminal value discounted to present value at a rate of return taking into account the relative risk of the cash flows. To confirm the reasonableness of the value derived from the income approach, we also analyzed the values of comparable companies which are publicly traded.

     The total consideration of $351.1 million was allocated as follows:

Net assets of BAHS at fair value:
Current assets	$164,789
Intangible assets:
Trade name (useful life 3 years)	10,000
Customer relationships (useful life 12 years)	140,000
Non-compete agreements (useful life 2 years)	2,600
Goodwill	270,714
Other assets	14,138
Current liabilities	(62,770)
Bank indebtedness	(200,100)
Deferred income tax liabilities	(74,271)
Net book value of our assets and liabilities contributed	86,048

Total allocation of consideration	$351,148

     The goodwill recognized is primarily attributable to expected synergies and the assembled workforce of BAHS. The goodwill is not expected to be tax deductible for income tax purposes. As a result of our contributed business being under the control of Henry Schein, Inc. before and after the transaction, the assets and liabilities of this business remain at their original historical accounting basis in the accompanying consolidated financial statements.
     The debt incurred as part of the acquisition of BAHS is repayable in 23 quarterly installments of $0.8 million through September 30, 2015, and a final installment of $301.6 million on December 31, 2015. Interest on the BAHS debt is charged at LIBOR plus a margin of 3.5% with a LIBOR floor of 2% for a current effective rate of 5.5% as of December 25, 2010. The debt agreement contains provisions which, under certain circumstances, require BAHS to make prepayments based on excess cash flows of BAHS as defined in the debt agreement. The debt agreement also contains provisions that require BAHS to hedge risks related to potential rising interest rates. As a result, BAHS entered into a series of interest rate caps, for which we have elected hedge accounting treatment, with a notional amount of $160.0 million, protecting against LIBOR interest rates rising above 3.0% through March 30, 2012.
     In connection with the acquisition of a majority interest in BAHS, we entered into (i) a Put Rights Agreement with OHCP and Butler Holding (the “Oak Hill Put Rights Agreement”), and (ii) a Put Rights Agreement with Burns Veterinary Supply, Inc. (“Burns”) and Butler Holding (the “Burns Put Rights Agreement” and together with the Oak Hill Put Rights Agreement, the “Put Rights Agreements”), which provide each of OHCP and Burns with certain rights to require us to purchase their respective direct and indirect ownership interests in Butler Holding at fair value based on third-party valuations (“Put Rights”). Our maximum annual payment to OHCP under the Oak Hill Put Rights Agreement will not exceed $125.0 million for the first year during which OHCP can exercise its rights, $137.5 million for the second year and $150.0 million for the third year and for each year thereafter. Pursuant to the Burns Put Rights Agreement, Burns can exercise its Put Rights from and after December 31, 2014, at which time Burns will be permitted to sell to us up to 20% of its closing date ownership interest in Butler Holding each year. If OHCP still holds ownership interests in Butler Holding at the time the Burns Put Rights begin, then the put amounts payable by us to OHCP and Burns in any year will not exceed $150.0 million in the aggregate. As a result of the Put Right Agreements, the noncontrolling interest in BAHS has been reflected as part of Redeemable noncontrolling interests in the accompanying consolidated balance sheet.

     In addition to the BAHS acquisition, we completed certain other acquisitions during the year ended December 25, 2010, which were immaterial to our financial statements individually and in the aggregate and resulted in the recording of approximately $162.9 million of initial goodwill through preliminary purchase price allocations.
     We completed certain acquisitions during the year ended December 26, 2009, which were immaterial to our financial statements individually and in the aggregate.
     On December 23, 2008, we acquired DNA Anthos Impianti (DNA), Medka and Noviko. DNA is a distributor of the Anthos brand of dental equipment in Italy. DNA also sells dental consumable merchandise and provides technical services. Medka, headquartered in Berlin, is a full-service provider of medical consumables, equipment and technical services primarily to physicians. Noviko, headquartered in Brno, is a distributor of veterinary supplies in the Czech Republic.
     The aggregate initial purchase price for the acquisitions of DNA, Medka and Noviko was approximately $52.9 million. The aggregate 2008 sales for these three companies were approximately $165.0 million. As of December 27, 2008, we recorded initial goodwill of approximately $34.8 million related to these acquisitions.
     In addition to these acquisitions, we completed other acquisitions during the year ended December 27, 2008 which resulted in the recording of approximately $28.9 million of initial goodwill through preliminary purchase price allocations. These other acquisitions were immaterial to our financial statements individually and in the aggregate.

EXHIBIT C
     Supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.